UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Casa Systems, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

14713L102
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14713L102	SCHEDULE 13G	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liberty Global plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,005,307
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,005,307
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,005,307
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.63%*
12		TYPE OF REPORTING PERSON (See Instructions) HC

*This percentage is calculated based upon 82,774,851 shares outstanding as of October 31, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 14713L102	SCHEDULE 13G	Page 3 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liberty Global Ventures Holding B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,005,307
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,005,307
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,005,307
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.63%*
12		TYPE OF REPORTING PERSON (See Instructions) CO

* This percentage is calculated based upon 82,774,851 shares outstanding as of October 31, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 14713L102	SCHEDULE 13G	Page 4 of 6 Pages

Item 1.	(a) Name of Issuer:

Casa Systems, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

100 Old River Road
Andover, Massachusetts 01810

Item 2.	(a) Name of Person Filing:

This Schedule 13G is being filed by each of the following persons (each a “Reporting Person”, and together, the “Reporting Persons”):

(i) Liberty Global plc (“Liberty Global”)

(ii) Liberty Global Ventures Holding B.V. (“Liberty Ventures”)

See Exhibit 99.1 for the Reporting Persons’ agreement for a joint filing of a single statement on their behalf.

(b) Address of Principal Business Office:

The address of the principal business office of Liberty Global is Griffin House, 161 Hammersmith Road, London, United Kingdom W6 8BS.

The address of the principal business office of Liberty Ventures is Boeing Avenue 53, 1119PE Schiphol-Rijk, The Netherlands.

(c) Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

(d) Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

(e) CUSIP No.:

14713L102

Item 3. Not Applicable

CUSIP No. 14713L102	SCHEDULE 13G	Page 5 of 6 Pages

  Item 4. Ownership:

As of December 13, 2017, Liberty Ventures, a wholly-owned subsidiary of Liberty Global, held 2,642,900 shares of Common Stock and 1,789,970 shares of Series B Convertible Preferred Stock of the Issuer (“Preferred Stock”).  Upon the closing of the Issuer’s Initial Public Offering, the Preferred Stock converted to shares of Common Stock on a 10-for-1 basis.  As of December 31, 2018, Liberty Ventures held 3,005,307 shares of Common Stock.

The shares of Common Stock are held of record by Liberty Ventures.

Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer, except for the shares of Common Stock held of record as provided above and except to the extent of its pecuniary interest therein.

(a)   Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).

(b)   Percent of class: See the response(s) to Item 11 on the attached cover page(s).

(c)   Number of shares as to which such person has:

           (i)   Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

           (ii)   Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

           (iii)   Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

           (iv)   Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 14713L102	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

Liberty Global plc

/s/ Michelle L. Keist
Name:	Michelle L. Keist
Title:	Vice President

Liberty Global Ventures Holding B.V.

/s/ Cherilyn Laban
Name:	Cherilyn Laban
Title:	Director

/s/ Ron Huisman
Name:	Ron Huisman
Title:	Director

EXHIBIT INDEX

The following exhibits are filed herewith as part of this Schedule 13G:

Exhibit Number	Exhibit
99.1	Joint Filing Agreement